SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Pacific Internet Limited

(Name of Subject Company)

Pacific Internet Limited

(Name of Persons Filing Statement)

Ordinary Shares

(Title of Class of Securities)

Y66183-10-7

(CUSIP Number of Class of Securities)

Deborah Foo, Vice President, Group Legal 89 Science Park Drive, #01-07 The Rutherford, Singapore 118261 Tel: (65) 6771 0885

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date : April 4, 2006	PACIFIC INTERNET LIMITED
	By :	/s/ Phey Teck Moh

	Name :	Phey Teck Moh
	Title :	President and Chief Executive Officer

Media Release

Conference Call Script - Institutional Investors

I - Introductory message/handover (IRO):

Good Morning/Good Evening everyone and thank you on behalf of the management, for providing us with the opportunity to speak to you. I, Manisha Singh, am the Investor Relations representative, here at Pacific Internet. Our Chief Executive Officer, Teck Moh Phey, would like to use this opportunity to keep you and the investment community abreast on the recent developments, events subsequent to the pre-conditional voluntary general offer by MediaRing announced on February 27, 2006.

Before I hand over the call to him, let me first introduce Mr Phey to you. Mr. Phey came on board on January 16, 2006, as you may be aware of through our past announcements. He joined Pacific Internet with two decades of leadership and management experience in the information technology (IT) and telecommunications industries. Prior to joining Pacific Internet, Mr Phey worked at Motorola where he served in various senior roles in the Asia Pacific region.

Also present on the call is Mr Tuck Chuen Ho, Chief Financial Officer of Pacific Internet and BNP Paribas Peregrine, who is the appointed Financial Adviser.

But before we begin, we would want to call your attention to our legal disclaimer on the agenda/invite sent to you and just make sure you're aware that we may be making some forward-looking statements, and you should refer to our SEC filings for the risk factors relating to our business. With regret, we would like to bring to your notice that we would not be able to comment on any further questions over and above the areas that are going to be addressed by our CEO.

I now handover the call to Mr. Phey.

II - Address by Teck Moh Phey, Chief Executive Officer:

Good Morning/Good Evening. I would like to express my appreciation for your having given us this opportunity to speak with you. As I am talking to you now, I have just completed my first 2 months at Pacific Internet not too long ago. In spite of the recent developments let me assure you that the Company remains to abide with its normal course of business and its potential to grow remains unchanged.

As I complete my review of the business and its operations during my initial tenure in the Company; I would like to share some thoughts with you. Today, I see two opportunities for growth.

Firstly, we should grow our footprint. We have created the base to grow in China and are looking actively to acquire and partner to expand our footprint further. Before the end of the year, you should see the Company significantly expanding its regional communications network and increasing the opportunity for addressable customers. The management and board will continue to evaluate acquisition and mergers opportunities.

Secondly, the emerging trends on wireless connectivity and converged IP services, i.e. disruptive technologies, have opened up opportunities for us.

I believe that the Company can leverage on its core strengths to participate in these opportunities.

Further, we are aware of a number of questions on the minds of our investors especially in relation to the pre-conditional voluntary general offer by MediaRing announced on February 27, 2006. Thus, we thought it is important to give you a quick update and keep our investors informed on the recent developments on this aspect.

  On February 27, 2006, MediaRing Ltd issued an announcement of a pre-conditional voluntary general offer to acquire all the issued ordinary shares in the capital of Pacific Internet. The pre-conditions include the approval of the shareholders of the MediaRing and the approval of the Info-Communications Development Authority of Singapore.
  On February 28, 2006, the Board of Directors of Pacific Internet Limited informed its shareholders through an announcement, on the notification from MediaRing clarifying that the Board noted the pre-conditions and that no formal Offer has been made. The Board noted that an Offer will only be made if and when the pre-conditions are satisfied or waived, if applicable. Accordingly, the Board has yet to take a view on the MediaRing Offer. If and when MediaRing launches the offer, there will be a process timetable pursuant to the Singapore Code on Take-overs and Mergers to be adhered to. Without going into details, once the offer is launched, the offeror has between 14-21 days to dispatch an offer document to shareholders. Separately, the Company will appoint an independent financial adviser to evaluate the offer. The Board will consider the views of the Independent Financial Advisor and make a recommendation to shareholders within 14 days from the posting of the offer document.
  On March 16, 2006, Pacific Internet made an announcement on the appointment of BNP Paribas Peregrine (Singapore) as financial adviser to assist the Board in identifying and evaluating options for maximizing shareholder value. Such options may include seeking suitable strategic or merger partners for the Company, facilitating or soliciting alternative offers, as well as considering any proposals put forth by potential interested parties. The Board of Directors of Pacific Internet believes that in addition to evaluating the pre-conditional voluntary general offer by MediaRing Ltd, it is in the best interests of all shareholders for the Company to also explore other options to maximize shareholder value.
  In the run up towards the announcement of the appointment of the financial adviser, the Company was not in a position to make any significant announcement and we would therefore like to thank you for your patience and the support extended. In the interest of shareholders, the Board undertook a diligent selection process, followed by negotiations on the terms of engagement, before the financial adviser was formally appointed. The Company expects to make further announcements after evaluating the recommendations of BNP Paribas Peregrine, by 31 May 2006.
  At this time, we would advise our shareholders to exercise caution in dealing with their shares in the Company or otherwise taking any action in relation to their shares in the Company, which may be prejudicial to their interests.
  Finally, we acknowledge the importance of communication with investors. On our part, we strive, through appropriate communication channels, to provide timely dissemination of information to shareholders and the investing public on our Group's performance. We would also advise you to look out for all updates on our investor relations website http://www.pacific.net.sg/business/investor/. We value your feedback, so as time progresses, any questions that you may have, please do not hesitate in contacting us at investor@pacific.net.sg.

# # #

Media and Analyst Contacts:

Singapore (Media)

Adeline Tan
Corporate Communications Manager
Pacific Internet Limited
Direct Tel: +65 6771 0443
Mobile: +65 9745 6345
Email: tan.adeline@pacific.net.sg

Singapore (Investors and Analysts)

Manisha Singh
Investor Relations Manager
Direct Tel: +65 6771 0433
Mobile: +65 9362 9044
Email: investor@pacific.net.sg
URL: http://www.pacific.net.sg/business/investor

US (Media and Analysts)

Alan Katz
Cubitt Jacobs & Prosek
Tel: +1 (212) 279 3115 (ext. 211)
Email: alan@cjp.com

Editor's Notes:

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. the company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement

The Board notes that no offer has been made. If and when an offer is made, a circular ("Circular") containing, inter alia, the recommendation of the independent directors of the Company in relation to the Offer will be dispatched to Shareholders in due course. Shareholders are advised to read the Circular, the Company's Recommendation Statement and related materials when they become available because they will contain important information. Shareholders may download a free copy of the Circular, the Company's Recommendation Statement and other documents that the Company intends to file with the U.S. Securities and Exchange Commission ("SEC") at the SEC's website at www.sec.gov if an offer is made.

Statements made in this announcement with respect to PacNet's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as "seek", "expect", "anticipate", "estimate", "believe", "intend", "project", "plan", "strategy", "forecast" and similar expressions or future or conditional verbs such as "will", "would", "should", "could", "may" and "might". These statements reflect management's current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.

Responsibility Statement

The Directors of PacNet have taken all reasonable care to ensure that the facts stated and opinions expressed in this announcement are fair and accurate, and that no material facts have been omitted and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to MediaRing), the sole responsibility of the Directors of PacNet has been to ensure through reasonably enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this announcement.